

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2021

Margaret Dalesandro, Ph.D.
Interim Principal Executive Officer and Chair of the Board
OncoSec Medical Incorporated
24 North Main Street
Pennington, NJ 08534

> **Re: OncoSec Medical Incorporated**
> **Registration Statement on Form S-3**
> **Filed November 8, 2021**
> **File No. 333-260850**

Dear Ms. Dalesandro:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at (202) 551-4461 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew Mamak, Esq.